Exhibit 4.50

LETTER OF UNDERTAKING

IT IS HEREBY UNDERTAKEN THAT:

Xiaoyun Chen, a citizen of the People’s Republic of China (hereinafter referred to as “China”), with the Chinese ID card number: [Redacted], holds 5% equity interest of Shenzhen Zhongguan Agricultural Group Co., Ltd. (hereinafter referred to as “Shenzhen Zhongguan”);

The above shareholder hereby irrevocably undertakes to Agria Holdings (Shenzhen) Co., Ltd. (hereinafter referred to as “Agria Holdings”) as follows:

Once I, as a shareholder of Shenzhen Zhongguan, receive any dividends, bonuses or other distributions from Shenzhen Zhongguan, I shall transfer all such incomes remaining after the deduction of any taxes payable thereon, without compensation, to Agria Holdings and/or any person designated by it unless this is restricted by laws, regulations or judicial proceedings.

Undertaken by (Signature):

/s/ Xiaoyun Chen
April 5, 2017

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